CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the "Annual Report") of HIVE Blockchain Technologies Ltd. ("the Company") of our report dated July 19, 2022 relating to the Company's consolidated financial statements for the years ended March 31, 2022 and 2021 which are filed as an exhibit to the Annual Report.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

July 21, 2022